Exhibit 99.1

THE COMPANIES ORDINANCE (NEW VERSION)
COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION
OF
ON TRACK INNOVATIONS LTD.

SCHEDULE II EXCLUDED

1.	The Regulations in Schedule II to the Companies Ordinance (New Version) shall not apply to the Company.

INTERPRETATION

2.	In these Articles, unless inconsistent with the subject matter or context, the following terms shall bear the meanings assigned to them below:-

 TERMSMEANINGS
 "these Articles"These Articles of Association as originally adopted oras altered from time to time by Special Resolution.
 "the Board"The Board of Directors of the Company.
 "the Company"The above-named Company.
 "the Directors"The Directors for the time being of the Company.
 "the Memorandum" the Memorandum of Association
 "Month" Gregorian Month.
 "the Office"The registered office for the time being of the Company.
 "Officer"A Director, the general manager, the head business manager, the general manager’s deputy, other manager directly subject to the general manager, and any such other officer of the Company, even if his title is different.
 "Ordinary Shares"ordinary shares of NIS 0.1 each in the capital of the Company.
 "the Register"the Register of members of the Company administered in accordance with Section 61 of the Statutes.
 "the Seal"The Common Seal of the Company.
 "the Secretary"the Secretary of the Company nominated under Article 93 below.
 "the Statutes"The Companies Ordinance (New Version), 5743-1983, and every amendment thereto and every other statute for the time being in force concerning limited companies and affecting the Company or the shares in any stock exchange in which they are traded.

Writing shall include printing and lithography and any other mode or modes of representing or reproducing words in a visible form.

Words importing the singular number only shall include the plural number, and vice versa.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

Words importing the masculine gender shall include the feminine gender, and words importing persons shall include corporations and any other legal entity.

Subject as aforesaid, any words or expressions defined in the Statutes shall, unless inconsistent with the subject matter or context, bear the same meanings in these Articles.

PUBLIC COMPANY

3.	The Company is a public company, and accordingly, it shall not have less than seven members.

BUSINESS

4.
The Board shall be entitled to undertake at such time or times as they shall think fit any branch or kind of business which, according to the Memorandum of Association of the Company or these Articles, the Company is authorised, expressly or impliedly, to undertake, and the Board may suspend or terminate any such business, whether such branch or kind of business may actually have been commenced or not, so long as the Board may deem it expedient not to commence or proceed with such branch or kind of business.

OFFICE

5.	The Office shall be located at a place as the Board shall from time to time approve.

SHARES

6.	The authorised share capital of the Company is NIS 5,000,000 divided into 50,000,000 Ordinary Shares.

7.	The Ordinary Shares shall be equally ranked with each other pari passu, and shall vest in their holders the following rights:-

7.1.	The right to receive invitations to the general meetings of the Company (annual and extraordinary meetings), and to participate and vote in these meetings.

7.2.	The right to participate in the distribution of dividends, bonus shares, assets or any other distribution of the Company.

7.3.	The right to receive the nominal value thereof upon liquidation of the Company and after payment of all other debts of the Company.

8.
The shares taken by the subscribers to the Memorandum of Association shall be duly issued by the Board.  Subject as aforesaid, the shares shall be under the control of the Board, which may allot and issue the same to such persons, on such terms and conditions, in such manner and at such times as the Board shall deem fit.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

9.
The Company may pay commission at a rate not exceeding ten percent of the price at which the shares are issued to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company.

10.
When any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthy period, the Company may, subject to the conditions and restrictions mentioned in Section 140 of the Statutes, pay interest on so much of such share capital as is for the time being paid up for the period, and may charge the sum so paid by way of interest to capital as part of the cost of the construction of the work or building or the provision of a plant.

11.	If two or more persons are registered as joint holders of any share, any one of such persons may give valid and effectual receipts for any dividends or other moneys in respect of such share.

12.
No person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognise any equitable, contingent, future, or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof by the registered holder.

13.
Every member shall be entitled without payment to receive within two months after allotment or registration of transfer (unless the conditions of issue provide for a longer interval) one certificate under the Seal for all the shares registered in his name, specifying the number and denoting the numbers of the shares in respect of which it is issued and the amount paid up thereon.  In the case of joint holders the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to any one of them shall be sufficient to all.  Every certificate shall be signed by two directors or by one Director and countersigned by the Secretary or some other person nominated by the Board for that purpose.

14.
If any share certificate shall be defaced, worn out, destroyed, or lost, it may be renewed on such evidence being produced, and such indemnity (if any) being given as the Board shall require and (in case of defacement or wearing out) upon delivery of the old certificate, and in any case on payment of such sum as the Board may from time to time require.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

LIEN

15.	Deleted.

16.	Deleted.

17.	Deleted.

18.	Deleted.

CALLS FOR PAYMENT ON SHARES

19.
The Board may, subject to the provisions of these Articles, from time to time call upon the members respecting all moneys unpaid on their shares as the Board think fit, provided that at least fourteen days’ notice is given prior to each call, and each member shall be liable to pay the amount of every call made upon him, by instalments (if any) and at the times and places appointed by the Board.

20.
No member shall be entitled to receive any dividend or to exercise any privileges as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest, linkage differentials and expenses (if any).

21.	A call shall be deemed to have been made at the time when the resolution of the Board authorising such a call was passed.

22.	The joint holders of a share shall be jointly and severally liable for the payment of all calls and instalments in respect thereof.

23.
If a call or instalment payable in respect of a share is not paid on or before the date appointed for payment, the holder, or allottee, of the share shall pay linkage differentials and interest on the amount of the call or instalment at such rate as the Board shall fix from the day appointed for payment thereof to the time of actual payment, provided that, the Board may waive payment of such interest and or linkage differentials, wholly or in part.

24.
Any sum, which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall, for the purposes of these Articles, be deemed to be a call duly made, and payable on the date appointed for payment, and in the event of non-payment the provisions of these Articles as to payment of interest, linkage differentials and expenses, forfeiture and the like, and all other relevant provisions of these Articles shall apply as if such sum were a call duly made and notice in respect of such call had been given in the manner provided for in Article 19 above.

25.
The Board may from time to time make arrangements on the issue of shares that differentiate between the holders of such shares in the amount of calls to be paid and in the time of payment of such calls.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

26.
The Board may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys due upon his shares before payment of such amount has been called for, and may pay to such member such interest and linkage differentials (as may be agreed between the Board and such member) in respect of such advance payment until the date on which such payment would have been due if it had not been paid in advance, in addition to the dividends, if any, payable upon such shares in respect of which such advance has been made.

TRANSFER OF SHARES

27.
Subject to the Statutes and without prejudice to the possibility to transfer Ordinary Shares through the clearance system applicable to the Stock Exchange in which the Ordinary Shares are traded at any time, shares shall be transferable, by means of the delivery of a document in the usual  common form, or in such other form as the Board shall from time to time approve, to the Office, together with the certificate of the shares to be transferred, and such other evidence (if any) as the Board may require to prove the title of the intending transferor.

28.
The instrument of transfer of a share shall be executed both by the transferor and the transferee and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof.

29.	A fee, as determined by the Board from time to time, may be charged for registration of a transfer.

30.
The Register shall be closed during the fourteen days immediately preceding every Ordinary General Meeting of the Company and at such other times (if any) and for such period as the Board may from time to time determine, provided always that it shall not be closed for more than thirty days in a calendar year.

31.
In the case of the death of a Member, the surviving holder or holders, where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognized by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

32.
Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member, may, upon producing such evidence of title as the Board shall require, with the consent of the Board be himself registered as holder of the share, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

33.
A person entitled to a share by transmission shall be entitled to receive, and may give a discharge for, any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the company or, save as aforesaid, to exercise any of the rights or privileges of a member unless and until he shall become a member in respect of the share.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

34.
Any Shareholder whose holdings increase above 1%, and thereafter each 5% threshold (i.e., 5%, 10%, 15%, 20% etc.) of the Company’s then outstanding share capital is obliged to notify the Company, in writing, of such a change within ten days of the date of such change. Shareholders complying with the filing requirements of Sections 13(d) and 13(g) of the U.S. Securities Exchange Act 1934 and the regulations promulgated thereunder will not be subject to this requirement.

35.
A shareholder who failed to comply with the provisions of Article 34 will be denied of his voting rights in the General Meeting in respect of the number of shares exceeding the threshold of which crossing was not reported for a period determined by the Board in its sole discretion, which period shall be of no less than 6 months and no more than 24 months. Unless the circumstances otherwise require, the length of such period shall be determined by the Board while taking into consideration the scope of the violation of Article 34 and the length of the delay in notice thereunder, or the lack of such notice.

FORFEITURE OF SHARES

36.
If any member fails to pay the whole or any part of any call or instalment of a call on or before the day appointed for the payment thereof, the Board may at any time thereafter, during such time as the call or instalment or any part thereof remains unpaid, serve a notice on him or on the person entitled to the share by transmission requiring him to pay such call or instalment, or such part thereof as remains unpaid, together with interest at such rate and linkage differentials as the Board shall determine, and any expenses that may have accrued by reason of such non-payment.

37.
If the requirements of any such notice as aforesaid are not complied within the seven day period, then any share in respect of which such notice has been given may at any time thereafter (but before the payment required by the notice has been made), be forfeited by a resolution of the Board to that effect.  A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

38.
When any share has been forfeited in accordance with these Articles notice of the forfeiture shall forthwith be given to the holder of the share or to the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the Register opposite to the share, but the provisions of this Article are directory only and no forfeiture shall in any manner be invalidated by any omission or neglect to give such notice or to make such entry aforesaid.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

39.
Notwithstanding any such forfeiture as aforesaid, the Board may, at any time before the forfeited share has otherwise been disposed of, annul the forfeiture upon the terms of payment of all calls, linkage differentials and interest due upon and expenses incurred in respect of the shares and upon such further terms (if any) as they shall see fit.

40.
Every share which shall be forfeited shall thereupon become the property of the Company and may be cancelled or sold or reallotted or otherwise disposed of either to the person who was the holder thereof prior to the forfeiture or was entitled thereto, or to any other person, upon such terms and in such manner as the Board shall think fit.

41.
A shareholder whose shares have been forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, as well as linkage differentials and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited and to satisfy all the claims and demands (if any) which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

42.
The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, save only for those rights and liabilities as are expressly saved by these Articles, or as are imposed or granted by the Statutes in respect of past members.

43.
A sworn declaration in writing that the declarant is a Director of the Company, and that a share has been duly forfeited in pursuance of these Articles and stating the date upon which it was forfeited shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated, and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof, and a certificate of proprietorship of share under the Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share ,and such person shall be registered as the holder of the share and shall be discharged from all call made prior to such sale or disposition, and shall not be bound to see to the application to the purchase money (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in relation to the forfeiture, sale, re-allotment or disposal of the share.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

ALTERATIONS OF CAPITAL

44.	The Company may from time to time by special resolution:-

44.1.	consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares, or

44.2.	cancel any shares not taken or agreed to be taken by any person, or

44.3.
divide its share capital or any part thereof into shares of smaller amounts than is fixed by its Memorandum by sub-division of its existing shares or any of them, subject nevertheless to the provisions of the Statutes, so that as between the resulting shares, one or more of such shares may by the resolution by which sub-division is effected, be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares, or

44.4.
reduce its share capital and any capital redemption reserve fund in any way that may be considered expedient and in particular exercise any or all of the powers conferred by Section 151 of the Statutes, or any statutory modification thereof.

INCREASE OF CAPITAL

45.
The Company may from time to time by Special Resolution, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully paid-up or not, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividends, return of capital, voting or otherwise as the General Meeting resolving upon such increase directs.

46.
Except so far as otherwise provided by the Statutes or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital of the Company, and shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as are applicable to the original share capital.

MODIFICATION OF CLASS RIGHTS

47.
If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate General Meeting of the holders of the shares of that class.  The provisions of these Articles relating to the General Meetings shall mutatis mutandis apply to every such separate General Meeting, save that the necessary quorum shall be at least two persons holding, or representing by proxy, one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

GENERAL MEETINGS

48.
General Meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding General Meeting, and at such place as may be determined by the Board.  Such General Meetings shall be called "Ordinary Meetings" and all other meetings of the Company shall be called "Extraordinary Meetings".

49.
The Board may, whenever they think fit, and they shall upon such requisition in writing as provided by Section 109 of the Statutes, convene an Extraordinary Meeting.  Any such requisition shall state the objects for which the meeting is to be called, shall be signed by the requisitioners, and must be deposited at the office of the Company.  Such requisition may consist of several documents in like form, each signed by one or more requisitioners.  If the Board do not within twenty-one  days from the date of the deposit of such requisition proceed to convene a meeting, the requisitioners, or any of them representing more than one-half of the total voting rights of all of the total voting rights of all of the requisitioners, may themselves convene the meeting, but any meeting so convened shall not be held after three months from the date on which the requisition was deposited, as aforesaid, at the office of the Company.

50.
Subject to the provisions herein relating to Special Resolutions, not less than fourteen days’ notice, specifying the place, the day and the hour of an Ordinary or Extraordinary Meeting, and in the case of special business the general nature of such business, shall be given in the manner hereinafter mentioned to such members as are under the provisions of these Articles entitled to receive notices from the Company.

51.
Whenever it is proposed to pass a Special Resolution twenty-one days’ notice of the General Meeting convened to pass such resolution shall be given; provided that the accidental omission to give such notice to, or the non-receipt of such notice by, any member shall not invalidate any resolution passed or proceedings at any such meeting, and, with the consent of all the members for the time being entitled to receive notices of meetings, a meeting may be convened upon a shorter notice or without notice and generally in such manner as such members may approve.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

PROCEEDINGS AT GENERAL MEETINGS

52.
The business at an Ordinary Meeting shall be to elect the Directors, to appoint the auditors of the Company (the “Auditors”), to receive and consider the profit and loss account, the balance sheet, and the ordinary reports of the Board and Auditors, and to fix the remuneration of the Board and Auditors.  All other business shall be deemed special and shall be transacted at an Extraordinary Meeting provided that it shall be permitted to consider any special matter at the Ordinary Meeting, when the required notice of such matter has been included in the notice of such Ordinary Meeting.

53.
Any member entitled to be present and to vote at a meeting may submit to any General Meeting any resolution which is relevant to the objects for which the meeting is convened, provided that within the prescribed time before the day appointed for the meeting he shall have served upon the company a notice in writing signed by him containing the proposed resolution, and stating his intention to submit the same.  The aforementioned prescribed time shall be such that, between the date on which the notice is served or deemed to be served, and the day appointed for the meeting, there shall be not less than four and not more than fourteen intervening days.

54.
Upon receipt of any such notice as set out in the immediately preceding Article, the Secretary, or if no Secretary has been appointed, the person authorised by the Board so to act, shall, in any case where the notice of intention is received before the notice of the meeting is dispatched to the members, include it in the notice of the meeting and shall, in any other case, issue, as quickly as possible, to the members entitled to notice of the meeting, notice that such a resolution will be proposed.

55.
No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at a General Meeting (whether an Ordinary Meeting or an Extraordinary Meeting) shall be two members present in person or by proxy holding at least 25% of the issued and outstanding Ordinary Shares of the Company; provided, however that as long as the Company is listed on National Association of Securities Dealers Automated Quotation System (“NASDAQ”), the quorum at such General Meeting (whether an Ordinary Meeting or an Extraordinary Meeting) shall be two members present in person or by proxy holding at least 33 1/3% of the issued and outstanding Ordinary Shares of the Company or such higher percentage as NASDAQ may impose on listed companies from time to time so long as such higher percentage is in effect.

56.
If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved.  In any other case it shall stand adjourned to the same day in the next week (or the business day following such a day, if such a day is not a business day) at the same time and place and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the members then present at such adjourned meeting shall constitute a quorum.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

57.
The Chairman (if any) of the Board shall preside at every General Meeting, but if there shall be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose one Director present at the aforesaid General Meeting or if no Director be present, or if all the Directors present decline to take the chair, they shall choose some members present at the aforesaid General Meeting to be Chairman of the meeting.

58.
The Chairman, may, with the consent of any meeting at which a quorum is present and shall if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine.  Whenever a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given in the same manner as in the case of an original meeting.  Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting.  No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

59.
At all General Meetings a resolution put to the vote of the meeting shall be decided on a show of hands unless before or upon the declaration of the result of the show of hands a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, or by a holder or holders in person or by proxy of at least a one-twentieth part of the issued Ordinary Share capital of the Company, and, unless a poll be so demanded, a declaration by the Chairman of the Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence thereof, without proof of the number of proportion of the votes recorded in favour of or against such resolution.

60.	If a poll be demanded in the manner aforesaid, it shall be taken forthwith, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

61.	The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

62.	In the case of an equality of votes either on a show of hands or a poll, the Chairman of the meeting shall not be entitled to a further or casting vote.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

VOTES OF MEMBERS

63.
Subject and without prejudice to any special privilege or restrictions for the time being affecting any special class of shares for the time being forming part of the capital of the Company, every member shall have one vote for every Ordinary Share of which he is the holder, whether on a show of hands or a poll.

64.
If any member be of unsound mind or legally incompetent, he may vote through his custodian, guardian (natural or legal), receiver, administrator or other legal curator and such last-mentioned persons may give their votes either personally or by proxy.

65.
If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

66.	Votes, whether on a show of hands or a poll, may be given either personally or by proxy. A proxy need not be a member of the Company.

67.
The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if such appointor is a corporation, under its common seal, if any, and if none, then under the hand of some officer duly authorised in that regard.

68.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or legal incompetence of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given unless a notice in writing of the death, legal incompetence, revocation or transfer shall have been received at the Office before the meeting.  Provided that if a poll shall be directed, a notice in writing revoking an instrument of proxy shall be effective if such notice shall be under the hand of the appointor and shall be received at the office not later than one hour before the commencement of the poll.

69.
The instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy, or a copy certified by a lawyer of such power of attorney, shall be deposited at the Office or at such other place or places, whether in Israel or elsewhere, as the Board may, from time to time, either generally or in a particular case of class of cases, prescribe, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, failing which the person so named shall not be entitled to vote in respect thereof, provided that (unless a longer period for its validity is specified therein), no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

70.	Any instrument appointing a proxy (whether for a specified meeting or otherwise) shall be in the following form or as near thereto as circumstances will admit:-

"I, the undersigned, of   , a member of                   and entitled to              votes hereby appoint                         of  , and failing him of                  to vote for me and on my behalf at the (Ordinary, Extraordinary or Adjourned, as the case may be) General Meeting of the Company to be held on the             day of              and at every adjournment thereof.
As Witness my hand this        day of                19 ."

71.
Subject to the provisions of the Statutes, a resolution in writing signed by the holder or holders of all the shares of the Company for the time being issued and entitled to vote in respect thereof at General Meetings of the Company shall be as valid and effectual for all purposes as a resolution passed at a General Meeting of the Company duly convened, held and constituted for the purpose of passing such resolution.  Such a resolution may consist of several documents in identical form, each signed by one or more of the members.

DIRECTORS

72.
Subject to the Statutes, the Board shall not consist at any time of more than ~~nine~~ eleven (11~~9~~) members, of which a majority shall be non-executive directors. The Directors shall be appointed, removed or replaced by a majority vote of the Shareholders of the Company present (in person or by proxy) in the General Meeting of the Company. Subject to the Statutes and Article 74 and except for the Founders (that subject to Articles 74.2 – 74.6 are appointed for an unlimited duration), each Director shall hold office until the first General Meeting of the Company to be held following termination of the thirty six (36) month period commencing on such Director’s appointment. Without derogation from the above the Founders may not be replaced or removed unless by an affirmative vote of 75% (seventy five percent) of the Company’s shareholders entitled to vote and voting in person or by proxy, at a General Meeting of which notice was duly given. Subject to the Statutes, a Director may be elected for consecutive terms. In this Article, the term Founders shall mean Oded Bashan and Ronnie Gilboa.

73.
Subject to contracts (if any) between the Company and the Directors or any of them and the Statutes, the remuneration of the Directors shall be such sum (if any) as shall from time to time be decided by the Company in General Meeting, and such remuneration shall be divided amongst the Directors as the Company in General Meeting shall determine, or failing agreement, equally.  The Directors and their alternates and proxies shall also be entitled to reimbursement of all reasonable travelling and hotel expenses (local or overseas and including airfare) incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from Board Meetings.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

If by any arrangement with the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director, the Board may pay him special remuneration, in addition to his ordinary remuneration, and such special remuneration may be by way of salary, commission, participation in profits, or otherwise as may be arranged, as the Board shall determine all subject to the provisions of the Statutes with regard to such matters.

74.	Subject as herein otherwise provided or to the terms of any subsisting agreement, the office of a Director shall be vacated:-

74.1.	Unless otherwise stated in Article 72 above, in the first General Meeting following 36 months from his appointment, unless he is re-elected in such meeting.

74.2.	if he be found to be of unsound mind or becomes legally incompetent.

74.3.	If he was found guilty of a criminal offence with moral turpitude, by a competent court of law.

74.4.	if by notice in writing given to the Company he resigns his office.

74.5.	if he be removed by the General Meeting in accordance with Article 72 above.

75.
Subject at all times to the requirements of the Statutes, a Director may hold any other office or place of profit under the Company (except that of Auditor) in conjunction with his office of Director, and on such terms as to remuneration and otherwise as the Board shall approve.

MANAGING DIRECTOR

76.
Subject at all times to the requirements of the Statutes, the Board may from time to time appoint any one or more of the Directors to be Managing Director or Managing Directors for such period and upon such terms as they think fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions and generally upon such terms as to remuneration and otherwise as they may determine. The remuneration of a Managing Director may be by way of salary or commission or participation in profits, or by any or all of these modes as the Board may determine.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

POWERS AND DUTIES OF DIRECTORS

77.
The business of the Company shall be managed by the Board who may pay all such expenses of and preliminary and incidental to the promotion, formation, establishment and registration of the Company as they think fit, and may exercise all such powers of the Company and perform on behalf of the Company all such acts as may be exercised and performed by the Company and as are not by the Statutes or by these Articles required to be exercised or performed by the Company in General Meeting, subject, nevertheless, to the provisions of the Statutes and of these Articles and to such regulations  (being not inconsistent with the aforesaid provisions) as may be prescribed by the Company in General Meeting; but no regulation made by the Company in General Meeting shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

78.
Subject to Statutes and to the provision of contracts, if such will exist, between the Company and the Board or any Director thereof, no Director or any other Officer in the Company will be considered unqualified, due to his office, to enter into contracts with the Company, whether as a vendor, a buyer, or in any other way, and such a contract or any other contract or arrangement made by the Company or in its name in which a Director is or will be interested directly or indirectly will not be void.

ALTERNATE DIRECTORS

79.
A Director may from time to time by writing under his hand appoint a person to act as alternate in his place at any meeting of the Board (or of a Committee of which such appointor is a member) at which he is not personally present and such appointment shall be valid.  Every such appointee while he holds office as an alternate shall be entitled to notice of meetings of the Board and of such Committee as aforesaid, and to attend and vote thereat accordingly, provided  that not more than one alternate appointed to act in place of a Director exercising this power may attend or vote at the same meeting.  Any alternate appointed by this Article may exercise all powers and privileges of the Director appointing him at any meeting at which he attends in place of such Director, but he shall ipso facto vacate his office if and when the Director appointing him vacates office as a Director or removes such alternate from office by writing under his hand.  Alternates shall not be entitled to receive any remuneration from the Company.  However, in a written accord between them and their appointor, a copy of which will be delivered to the Company, they may receive, in place of their appointor, the remuneration or expenses the appointor would have received in the period of alternation, and this payment will replace the payment to the appointor.

79A.	External Directors are not permitted to appoint an alternate.

DIRECTORS’ PROXIES

80.
A Director and any alternate may attend and vote by proxy at any meeting of the Board or of a committee of Directors provided that such proxy has been appointed in writing under the hand of his appointor and such appointment may be general or for any particular meeting or meetings.  A proxy so appointed shall not be entitled to vote in place of his appointor at any meeting of the Board or of a Committee at which the Director appointing him is present in person, represented by his own alternate or (in the case of a proxy appointed by an alternate) at which the alternate Director by whom he is appointed is present or at which the Director by whom he is appointed is present or at which the Director by whom such alternate was appointed is either present in person or represented by his alternate.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

PROCEEDINGS OF DIRECTORS

81.
The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit.  A quorum for the Board’s meetings will be two Directors attending themselves or represented by alternates or proxies. A Board’s meeting can be effected by a telephonic conference-call between all Directors, which will be approved in a protocol written by the meeting’s chairman.  Questions arising at any meeting shall be decided by a majority of votes. For the purpose of this Article two or more Directors or alternates may be represented by the same proxy and any such representatives shall be entitled to a separate vote for each Director or alternate whom he represents in addition to any vote to which he may be entitled in his own right (if he has such right).

82.
The board may from time to time elect a Chairman (who shall preside the meetings of the Board) and determine the period for which he is to hold office. If no such Chairman shall be elected, or if at any meeting the Chairman shall not be present within five minutes after the time appointed for holding the same, the Directors present shall choose someone of their number to be the Chairman of such meeting.

83.	The Chairman of any meeting of the Board shall not have a second or casting vote.

84.	A Director may, at any time, summon a meeting of the Directors.

85.
The Board may delegate any of its powers to committees consisting of such member or members as the Board may decide, provided that the majority members of such committee shall be Directors.  Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

86.
A committee may elect a Chairman to its meetings.  If no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the committee members present may choose one of their number to be the Chairman of the meeting.

87.
A committee may meet and adjourn as the committee members think proper.  Questions arising at any meeting shall be determined by a majority of votes of the committee members present, and in case of an equality of votes, the chairman shall not have a second or casting vote.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

88.
All acts carried out bona fide by any meeting of the Board or of a committee or by any person acting as a Director or alternate or as a proxy for a Director or alternate shall notwithstanding that it may afterwards be discovered that there are some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or alternate or proxy as the case may be. The Board may ratify any act the performance of which at the time of the ratification was within the scope of the authority of the Board. The General Meeting shall be entitled to ratify any act done by the Board of Directors and/or any committee of the Board without authority, or acting ultra vires its authority, or which was tainted by some other defect. From the time of the ratification, every act ratified as aforesaid, shall be treated as though lawfully performed from the outset.

89.
The Board shall cause proper minutes to be made of all General Meetings of the Company and also of all appointments of Officers, and of the proceedings of all meetings of the Board, and committees, and of the attendances thereat, and all business transacted at such meetings, and any such minute of any meeting, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting, shall be conclusive evidence without any further proof of the facts therein stated.

90.
A resolution in writing signed by all the Directors, their alternates or proxies (or as the case may be, all the members of a committee) entitled to participate in such meeting and vote in the matter brought to a decision shall be as effective for all purposes as a resolution passed at a meeting of the Board or committee, duly convened, held and constituted. Such resolution may consist of several documents (including facsimile, telex or cable) in identical form, each signed by one or more Directors (and as the case may be one or more committee members). Every notice of a Board or committee meeting may be given orally, by telex, facsimile, letter, cable or telephone call, provided that such notice is given at least 24 hours prior to the time of the meeting, save when all the Directors (or as the case may be all the committee members) shall agree to a shorter period of notice.

90A.
All board meetings of the Company shall be conducted in the English Language and all relevant materials and information which need be reviewed by the board of directors shall be prepared in English or translated to English sufficiently prior to each board meeting.

90B.	During any calendar year at least three of the company's board meetings and the company's general meeting of shareholders shall be held in the United States.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

THE SEAL AND SIGNATURES BINDING THE COMPANY

91.
The Seal of the Company shall be affixed only by authority of a resolution of the Board and in the presence of such person or persons as the Board shall designate by such resolution.  The Board shall have power to appoint from time to time a person or persons whose signature or signatures, together with the rubber stamp of the Company shall be binding upon the Company; and that could be applied always or concerning only a certain matter or certain matters, as the Board shall decide from time to time.

BRANCH REGISTERS

92.
Subject to and in accordance with the provisions of the Statutes, the Company shall be at liberty to cause to be kept in any other country to which the said provisions may be extended, a branch register or registers of members resident in such other country as aforesaid, and to exercise all the other powers mentioned in the Statutes relating to such branch registers.

SECRETARY

93.
The Board may appoint a Secretary of the Company on any terms they think proper.  The Board may from time to time, by resolution, appoint a temporary substitute for the Secretary who shall be deemed to be the Secretary during the term of his appointment.

DIVIDENDS, FUNDS AND CAPITALISATION OF FUNDS AND PROFITS

94.
The Board may, before proposing any dividend, set aside and carry to reserve such sums out of the Profits of the Company, as it deems expedient.  All sums carried shall, at the discretion of the Board, be applicable for any needs, or for equalizing dividends, or for special dividends, or for repairing, maintaining, improving or substitution of any properties of the Company or for any other purpose. The term dividend as used herein shall have the meaning ascribed to it in the Companies Law 5759-1999.

95.
The Board shall be entitled to invest sums that were set apart as stated in Article 94 herein above in such investments as they deem fit, and to take care of such investments or vary them from time to time or to use such sums for other purposes, as they deem fit, and may divide the reserves into different special reserve funds, as they deem fit, and to use any fund or part thereof in the Company’s business without it being necessary to hold them separately from the Company’s other assets.

96.
Subject to Article 97 below, and if the Board will not decide otherwise, the Company will distribute yearly its profits available for dividends.  No dividends shall be paid save fromfunds legally available for dividends.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

97.	The authority to declare and pay dividends or distribute bonus shares, whether interim or final, shall be with the Board only.

98.
Dividend will be paid or distributed, as the case may be, to the members according to the sum of their nominal and paid up capital or the sum considered as paid up capital for their shares, without consideration of any premium paid upon them.  However, a sum that was paid up on the account of a share before its payment was demanded or before its pay date and the Company pays for it interest or linkage differentials will not be considered for the sake of this Article as a sum paid up on the account of a share.

99.
The Board may from time to time, in its discretion, pay to the members on account of the next forthcoming dividend such interim dividends as is in its judgment justified having regard to the profits of the Company.

100.
Except if the rights attached to any shares or their conditions of issue state otherwise, all the dividends, of shares that were not fully paid up in a certain period for which the dividends are paid, will be paid according to the sums that were paid up or credited as paid up on the shares’ nominal value for any part of the said period on a "Pro Rata Temporis" basis.

101.	Dividends or other benefits in regard to shares will not carry interest or linkage differentials.

102.
The Board may deduct from all dividends or other benefits due to any member, any debt or liability owed by such a member to the Company in regard to the relevant shares in respect of which such dividend or other benefit is payable, whether due for payment or not.

103.
The Board may retain any dividends or bonus Shares or other benefits on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

104.
Following the Board’s recommendation, the General Meeting may decide that dividends will be paid fully or partially in the way of specific partition of the Company’s assets, including fully paid shares, debentures or a series of debentures of the Company and of any other company, or in one or several of these ways.

105.

105.1.
The Company in General Meeting may, on the recommendation of the Board, at any time and from time to time, pass a resolution that any of the sums for the time being standing to the credit of the Company’s reserve fund or the fund of premiums received on the issue of shares, or capital redemption fund or funds created on an equitable basis from the profits of a subsidiary, or from a valuation of the property of such subsidiaries or from any other funds being capitalized, and that such sum be set free for distribution, subject to these Articles of Association and according to them, amongst the shareholders in the proportions to which they are entitled according to these Articles of Association in condition that they will not be paid in cash but will be used for the full payment, whether by their nominal value or in addition of a premium, that will be decided by the Company - of shares that were not yet issued or of the Company’s debentures that will be allotted and distributed by the same Members in the said proportion as shares or debentures that were fully paid-up, and the Board should apply such a resolution.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

105.2.	The Board may decide that bonus shares will be the same kind of shares that provide their holders the right to participate in the distribution, or decide that bonus shares will be of another kind.

106.

106.1.
In any case that the Company will issue bonus shares by way of capitalizing profits or funds on a date in which securities issued by the Company and providing their holders rights to convert them to shares in the Company’s share capital or options to purchase shares in the Company’s capital will be in circulation (and these aforesaid conversion rights or options will be hereinafter called "the Rights"), the Board may (in the case that the Rights or any part of them will not be accorded in any other way according to their issuance terms) transfer to a special fund which will be designated for distribution of future bonus shares (referred to by any name which the Board shall deem fit, hereinafter called "the Special Fund") a sum equal to the indicated sum that those entitled for all or part of the Rights would have received due to the issuance of bonus shares if they would have taken advantage of their Rights before the date fixing the right to receive bonus shares, including Rights to fractions of bonus shares, and in the case of a second or other distribution of bonus shares - of which the Company acts according to this Article - including a right created by any preceding distribution of bonus shares.

106.2.
In the case of the allotment of shares by the Company due to the exploitation of the Rights by their owners in cases in which the Board enacted a transfer to the Special Fund according to these Rights, and according to the aforesaid Article 106.1 above, the Company will allot a shareholder as stated above, in addition to the shares for which he is entitled due to his exploitation of his Rights, such a number of fully paid-up shares, that their nominal value will be equal to the sum transferred to the Special Fund due to his Rights, and that, through the capitalization of a fitting sum from the Special Fund, and the Board may decide upon the way to treat the Rights for fractions of shares as they deem fit.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

106.3.
If after the performance of any transfer to the Special Fund, the Rights will have expired or the period for exploitation of the Rights for which the transfer was made will expire without such exploitation having occurred, then any sum that was transferred to the Special Fund due to the aforesaid unexploited rights will be set free, and the Company will be able to treat the aforesaid free sum in any way it could have treated it if it was not transferred to the Special Fund.

107.	For the purpose of performing any resolution on the distribution of shares or debentures by way of capitalizing profits as stated above, the Board may:-

107.1.	Settle as it deems expedient any difficulty that arises in respect to the distribution and realize all the actions they deem fit to overcome such a difficulty.

107.2.
Issue fractional certificates or decide that fractions in an amount less than the amount that shall be decided by the Board will not be taken into consideration for the adjustment of the Rights of the shareholders, or to sell share fractions and pay the net consideration to those entitled.

107.3.
Sign or appoint any person to sign on behalf of the shareholders such contract or any other document that would be needed to make the distribution valid, and they may especially sign or appoint any person who will be capable of signing and delivering a contract in accordance with Section 130 of the Statutes.

107.4.	To make any arrangement or settlement that will be needed at the Board’s discretion to enable the distribution.

108.
The Board may, as they deem fit, appoint trustees or nominees for the holders of the shares’ certificates that for a period, as the Board shall decide, did not apply to the Company receiving dividends, shares or debentures from the capital, or other benefit rights, and for the shareholders who did not notify the Company that their address has been changed, and did not apply to the Company to receive dividends, shares or debentures from the capital, or other benefit rights, in the aforesaid period.  These trustees or nominees will be appointed for the realization, collection or acceptance of dividends, shares or debentures from the capital and rights, and for signing on pre-issued shares proposed to the shareholders, but they may not transfer the shares for which they were appointed or to vote on their power.  In all the terms of trust or appointment of nominees, the trustees or the nominees will be obliged to return to the same shareholder the share in question and all the other rights held in trust by them for him (all according to the matter).  Every activity and arrangement that will be done by these nominees or trustees and any agreement between the Board and these nominees or trustees will be valid and will bind all those concerned.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

109.
The Board may fix from time to time the mode of payment of dividend or distribution of bonus shares, and the related arrangements.  Notwithstanding the generality of the aforesaid, the Board may pay any dividend or amounts due and payable to shareholders by cheque sent through the post to the registered address of the member or person entitled.  Every such despatch of a cheque shall be made at the shareholder’s risk.

110.
In such cases that the Board will fix the payment of dividends, shares or debentures from the capital, or rights to sign on pre-issued shares that are proposed to shareholders, against the delivery of the suitable coupon attached to any share certificate, this payment, distribution or donation of a signing right against the coupon to him who holds such a coupon, will be a good discharge to the Company of all that is related to this action towards him who claims right for such payment, distribution or donation of a signing right, as the matter is.

111.
If two or more people are registered as joint holders of a share, each of them may issue a value receipt for any dividend, shares or debentures from the capital, and for other sums of money or benefit rights related to the share.

ACCOUNTS

112.	The Board shall cause true accounts to be kept of:-

112.1.	The assets and liabilities of the Company.

112.2.	All sums of money received and expended by the Company and the matters in respect of which such receipts and expenditure take place.

112.3.	All sales and purchases of goods by the Company.

113.	The books of account shall be kept at the Office or at such other place as the Board shall think fit and shall always be open to the inspection of the Directors.

114.
The Board shall from time to time determine whether, in any particular case or class of cases or generally, and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company, or any of them, shall be open to the inspection of members, and no member (not being a Director) shall have any right of inspection of any account or book or document of the Company, except as conferred by the Statutes or authorized by the Board, or by a resolution of the Company in General Meeting.

115.
At least once in every calendar year the Board shall lay before the Company in General Meeting a profit and loss account for the period since the preceding account or (in the case of the first account) since the incorporation of the company, made up to a date not earlier than the date of the meeting by more than twelve months in accordance with the Statutes in that regard, a balance sheet in respect of the date of the profit and loss report shall have attached thereto the Auditor’s report and shall be accompanied by a report of the Board as to the state of the Company’s affairs, and the amount (if any) which it recommends to be paid by way of dividend and the amount (if any) which it recommends to carry to reserve.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

NOTICES

116.
A notice required hereunder or any other document may be served by the Company either (i) to all members personally or (ii) by sending it through the post in a prepaid letter addressed to all members at their registered addresses as appearing in the register of members or (iii) to all memebers by facsimile (with a certificate of proper transmission) according to the facsimile number as appearing in the register of members, or (iv) by the sole manner of publishing such notice according to the laws applicable to the Company.

117.
All notices directed to be given to the members shall with respect to any shares to which persons are jointly entitled, be given to whichever of such person is named first in the register of members and any notice so given shall be sufficient notice to the holders of such share.

118.
Any member described in the Register by an address whether within or outside Israel, shall be entitled to have served upon him at such address any notice to which he would be entitled under these Articles, but save as aforesaid, no member other than a member described in the Register by an address shall be entitled to receive any notice from the Company.

119.
A notice may be given by the Company to the persons entitled to any share, in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name or by the titles of representatives or trustees of such deceased or bankrupt member, at the address (if any) supplied for the purpose by such persons as aforesaid or (until such address has been supplied) by giving the notice in the manner in which the same would have been given if the death or bankruptcy had not occurred.

120.
Any notice or other document if served or sent by post shall be deemed to have been served or delivered at the time of postage, and in proving such services or sending it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post office as a prepaid letter.  Any entry made in the ordinary course in any postal book of the Company shall be prima facie evidence of such posting therein recorded.

121.	Where a given number of days’ notice or notice extending over any period is required to be given, the day of service shall be counted in such number or other period.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

RECONSTRUCTION

122.
On any sale of the undertaking of the Company, the Board or the liquidators on a winding-up may, if authorized by special resolution of the Company, accept fully paid or partly paid up shares, debentures or securities of any other company, whether Israeli or foreign, either than existing or to be formed for the purchase in whole or in part of the property of the Company, and the Board (if the profits of the Company permit), or the liquidators (on a winding-up), may distribute such shares or security, or any other property of the Company amongst the members without realization, or vest the same in trustees for them, and any special resolution may provide for the distribution and appropriation of the cash, Shares, or other securities, benefits, or property, otherwise than in accordance with the strict legal rights of the members or contributors of the Company, and for the valuation of any such securities or property or in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation or distribution so authorized, and waive all rights in relation thereto, save only in the event that the Company is proposed to be or is in the course of being wound-up, for such statutory rights (if any) under the provisions or the Statutes as are incapable of being varied or excluded hereby.

INSURANCE AND INDEMNIFICATION

123.	Indemnification. Subject to the provisions of the Companies Law, the Company may indemnify its Officers with respect to any of the following:

123.1.
a monetary liability imposed on him/her in favor of a third party in any judgment, including any settlement confirmed as judgment and an arbitrator's award which has been confirmed by the court, in respect of an act performed by the Officer by virtue of the Officer being an Officer of the Company; or

123.2.
reasonable litigation expenses, including legal fees paid for by the Officer, or which the Officer is obligated to pay under a court order, in a proceeding brought against the Officer by the Company, or on its behalf, or by a third party, or in a criminal proceeding in which the Officer is found innocent, or in a criminal proceeding in which the Officer was convicted of an offense that does not require proof of criminal intent, all in respect of an act performed by the Officer by virtue of the Officer being an Officer of the Company.

123.3.
reasonable litigation expenses, including attorneys’ fees, which the Officer incurred as a result of an investigation or proceeding instituted against him by a competent authority, which investigation or proceeding has not ended in a criminal charge or in a financial liability in lieu of a criminal proceeding, or has ended in a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has not ended in a criminal charge” and “financial obligation in lieu of a criminal proceeding” shall have the meaning as defined in Section 260(a1) of the Israeli Companies Law of 1999).

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

123.A
Insurance. Subject to the provisions of the applicable law, the Company may procure, for the benefit of any of its Officers, in respect of an act performed by the Officer by virtue of being an Officer of the Company, offices’ liability insurance with respect to any of the following:

123.A.1	a breach of the duty of care owed to the Company or any other person;

123.A.2	a breach of the fiduciary duty owed to the Company, provided that the officer acted in good faith and had reasonable grounds to assume that the action would not damage the Company; or

123.A.3	a monetary liability imposed on an Officer in favor of a third party.

123.B
Exemption. The Company may exempt in advance, by a Board resolution and to the maximum extent allowed by applicable law, Officers from all or part of their responsibilities for damages due to their violation of their duty of care to the Company, other than for a breach of duty of care stemming from a Distribution (as defined in the Israeli Companies Law of 1999).

The Company may not exempt its Officers from liability for any breach of fiduciary duty vis-a-vis the Company, and from liability for any of the events specified in Article 123D.2 through 123D.4 below.

123.C
The provisions of Articles 123, 123A and 123B above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under applicable law; all provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board, and provided further that any such insurance or indemnification is in accordance with the provisions of these Articles and applicable law.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.

123.D.	Qualifications. Articles 123 and 123A shall not apply under any of the following circumstances:

123.D.1
a breach of an Officer's fiduciary duty vis-a-vis the Company, unless the Officer acted in good faith and had reasonable grounds to assume that the action in question will not harm the Company's interest;

123.D.2	an intentional or reckless breach of an Officer's duty of care, other than a negligent breach of the duty of care;

123.D.3	an action by an Officer in which such Officer intended to reap personal gain unlawfully; and

123.D.4	a fine or monetary levy levied on an Officer.

123.E
In the event that after the date of adoption these Articles a change is made in any applicable law, statute or rule which expands the right of an Israeli company to indemnify an Officer, these Articles shall automatically be deemed to enable the Company to so expand the scope of indemnification that the Company is able to provide.

LIQUIDATION

124.
If the Company shall be liquidated voluntarily, the liquidators may, with the sanction of an Extraordinary Resolution, divide among the members any part of the assets of the Company, and may with the like sanction vest any part of the assets in trustees upon such trusts for the benefit of the members as the liquidators with the like sanction shall think fit.

125.	Merger transactions may be approved by a simple majority of the shareholders present, in person or by proxy, at the General Meeting of the Shareholders.

126.
A shareholders resolution to amend the Articles of Association requires the approval a simple majority of the holders of issued and outstanding Ordinary Shares of the Company, present in person or by proxy, at a General Meeting of the Shareholders duly convened for such purposes.

127.
Vacancies on the Board of Directors may be filled by the vote of a majority of the directors then in office. Any directors so appointed shall vacate their office at the next General Meeting of shareholders at which directors are being appointed, unless re-appointed at such meeting.

OTI’s Amended Articles of Association as of December 2012~~August 2008~~.